New Found Gold Expands Queensway Work Program:

Focus on Discovery and Resource Growth

The fully funded 2026 work program will include 90,000 m of drilling with six diamond drill rigs.
The program scope will expand from the initial development-related drilling in the AFZ Core that began in January, to a broader program including 40,000 m of targeted exploration drilling, district-scale surface exploration, a resumption of the highly successful grade control drilling, and resource expansion below the AFZ Core

Vancouver, BC, June 2, 2026 - New Found Gold Corp. ("New Found Gold" or the "Company") (TSX-V: NFG | NYSE-A: NFGC) is pleased to announce the expansion of a fully funded $44M work program (the "Program") on its 100%-owned Queensway Gold Project ("Queensway" or the "Project") in Newfoundland and Labrador, Canada.

Melissa Render, President of New Found Gold, stated "We are excited to announce the expanded scope of the Program at Queensway outlining a larger exploration program with an increased focus on discovery and resource growth. Two additional drill rigs are being mobilized to add to the four rigs active since January, marking the start of several targeted exploration drill campaigns."

"At the AFZ Core, previous deep drilling has confirmed the system is open below the current mineral resource to more than 1,000 metres. The Program will build on this success with the objective of further expanding the deposit at depth. In addition, we are looking forward to returning to the Dropkick Zone, where aggressive step-out drilling will test strike extensions and explore this zone where it is open east of the Appleton Fault Zone. Concurrently, our regional exploration team is looking to find the next deposit with the launch of an expansive trenching and drill campaign across multiple highly prospective targets throughout our extensive land package at Queensway. Since commencing in January, the Program has primarily focused on project-related drilling within the AFZ Core to support our development objectives as we advance Queensway toward first ore processed in late 2027 and now, we're focusing on discovery and resource growth", continued Ms. Render.

Program Overview

The Program will include 90,000 metres ("m") of diamond drilling, along with surface exploration in key areas across the Company's 100% owned 220,000 hectare Project (Figure 1). As announced in the January 21, 2026 New Found Gold press release, the Program commenced in January with four drills focused on resource conversion drilling at AFZ Core.  In mid-June, the Program will expand to a total of six drills, with the 90,000 m of planned 2026 drilling allocated as follows:

  45% Discovery and Growth Focus: Targeting expansion of the initial mineral resource estimate1 ("MRE") and new discoveries, including:
    AFZ Core: Building on high-grade intercepts at depth below the initial MRE, drilling will target potential extensions to the Golden Dome and Dome zones, as well as the mineralized corridor below and between the Keats, Iceberg and Keats West zones, with the objective of further delineating and expanding the mineralized system in the AFZ Core,
    AFZ Peripheral: Continue testing extensions of the Dropkick Zone ("Dropkick"), which is open along strike and to depth. Drilling in 2025 expanded this target from surface to a vertical depth of 300 metres ("m") and for 1.4 kilometres ("km") along strike, with a high-grade domain west of the Appleton Fault Zone ("AFZ") that demonstrates excellent continuity (see the New Found Gold new release dated April 22, 2026). Drilling at Dropkick east of the AFZ in 2025 returned encouraging results, highlighting the potential for new discoveries in this emerging target. Extensions immediately north, south and east of Dropkick will be tested, along with additional new targets northward along the AFZ, and
    Regional Targets: Initial and follow-up exploration is planned at Pauls Pond, Greenwood, Gazeebow South, and other newly identified prospects across the Project (Figure 1). The Pauls Pond, Greenwood, and Gazeebow South priority target areas, which are defined by large-scale gold-in-soil, gold-in-till, and bedrock geochemical anomalies, represent compelling opportunities for additional discovery and highlight the potential scale of the mineralized systems being advanced on the Project outside of the initial MRE. Collectively, these target areas are situated along the projected trend of the AFZ, reinforcing the significance of this regional-scale structural corridor as a key control on gold mineralization and supports the broader exploration potential across the Project
      Pauls Pond: In Queensway South, approximately 65 km south of the AFZ Core, trenching and drilling is planned at Paul's Pond to expand upon the success of earlier campaigns and test recently generated targets within the broader mineralized corridor.
      Greenwood: South of Pauls Pond, past trenching at Greenwood has exposed gold-in-bedrock in multiple locations and outlined a robust mineralized footprint that extends over a 4.7 km x 2.0 km area. Across the Pauls Pond-Greenwood region, previous drill programs intersected visible gold in 32 diamond drill holes (See the New Found Gold Press Release dated May 25, 2023).
      Gazeebow South: In Queensway North, 7 km north of Dropkick and on strike along the AFZ, this prospect is characterized by an expansive gold-in-till anomaly that follows the interpreted eastern side of the AFZ. This prospect, with a 2.4 km x 0.8 km footprint, represents a high-priority target for follow-up trenching.

1 See New Found Gold's Press Release dated March 24, 2025 and Technical Report titled "NI 43-101 Technical Report, Queensway Gold Project, Newfoundland and Labrador, Canada", dated Sept. 2, 2025 prepared by SLR Consulting (Canada) Ltd.

  55% Project Focus:
    Resource Conversion: Conversion of inferred to indicated mineral resources in Phase 2 open pits and Phase 3 underground as outlined in the Queensway Preliminary Economic Assessment2 ("PEA"),
    Grade Control: Leveraging results from the highly successful 2025 grade control program, drilling in the Program will optimize drill hole spacing and broaden the scope to continue to increase confidence in the distribution of gold mineralization and support mine planning as outlined for the PEA Phase 1 open pits, and
    Geotechnical and Hydrogeological Drilling: Continued work to support mine planning.

The Program will also include an extensive surface exploration program throughout several areas of both Queensway North and Queensway South. This work will include regional-scale prospecting, regional and prospect-scale soil sampling, geological mapping, ground-based geophysics and an expansive trenching program to test geochemical targets across the Paul's Pond-Greenwood, Dog Bay Line North (Duder Lake) and Gazeebow South areas.

Looking Ahead

To date a total of 32,000 m of drilling has been completed in the 90,000 m Program. This primarily focused on project-related drilling, mostly infill drilling of inferred resources, within the AFZ Core to support the Company's development objectives for Queensway.

The 2025 Queensway drill program included 74,377 m of drilling in 614 diamond DDH, with approximately 75% of the drilling focused on the AFZ Core area to support advancement of the Phase 1 mine plan, as outlined in the Company's PEA, and 25% focused on exploration targets such as Dropkick. To date, approximately 8% of the results from 2025 drilling remain outstanding, as well as channel sampling results from the Lotto excavation. These results will be reported once available.

2 See New Found Gold's Technical Report titled "NI 43-101 Technical Report, Queensway Gold Project, Newfoundland and Labrador, Canada", dated Sept. 2, 2025 prepared by SLR Consulting (Canada) Ltd.

NEWFOUNDLAND
DUDER LAKE
GAZEEBOW SOUTH
AFZ PERIPHERAL
DROPKICK
AFZ CORE
KEATS
ICEBERG
LOTTO
GOLDEN DOME
DOME EXT.
AFZ-KBFZ EXT.
Gander
PAULS POND
GREENWOOD
QUEENSWAY
GOLD PROJECT
DOG BAY LINE
APPLETON FAULT ZONE
JBP FAULT ZONE
GRUB LINE
0
10
20 km
Queensway North Extension
Queensway North
Queensway Non-Contiguous
Queensway South
Gold Zone
Regional Fault Zone
Gold Associated Fault Zone
Trans-Canada Highway
Town

Figure 1: Queensway plan view map.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Melissa Render, P. Geo., President, and a Qualified Person as defined under National Instrument 43-101. Ms. Render consents to the publication of this press release by New Found Gold. Ms. Render certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold

New Found Gold is an emerging Canadian gold producer with assets in Newfoundland and Labrador, Canada. The Company holds a 100% interest in Queensway and the Hammerdown Gold Project, which includes the Hammerdown deposit and fully permitted milling and tailings facilities. The Company is currently focused on advancing its flagship Queensway to production and bringing the Hammerdown deposit into commercial production.

In July 2025, the Company completed a PEA at Queensway (see New Found Gold press release dated July 21, 2025). Recent drilling continues to yield new discoveries along strike and down dip of known gold zones, pointing to the district-scale potential that covers a +110 km strike extent along two prospective fault zones at Queensway.

Through 2025, New Found Gold built a new board of directors and management team and has a solid shareholder base which includes cornerstone investor Eric Sprott. The Company is focused on growth and value creation.

Keith Boyle, P.Eng.

Chief Executive Officer

New Found Gold Corp.

Contact

For further information on New Found Gold contact us through our investor inquiry form at https://newfoundgold.ca/contact/contact-us/ or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 775-2700

Email: contact@newfoundgold.ca

Follow us on social media at https://www.linkedin.com/company/newfound-gold-corp and https://x.com/newfoundgold.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, including relating to the Company's 2025 and 2026 drill programs on its Queensway Gold Project in Newfoundland and Labrador, Canada, and the timing, results, interpretation and use of the results; planned expansion of the Program to a total of six drills in mid-June, including expansion of the initial MRE, advanced exploration targeting conversion of inferred to indicated category mineralization in Phase 2 open pits and Phase 3 underground, drilling to support mine planning, and detailed drilling in the Keats, Iceberg and Lotto excavations; planned reporting of the remaining results from 2025 drilling and channel sampling from the Lotto excavation;  the planned conversion of mineral resources; the planned resource expansions; planned filing of an updated Technical Report for Queensway, including an updated MRE, and the timing thereof; focus on growth and value creation; and the merits of Queensway. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "interpreted", "intends", "estimates", "projects", "aims", "suggests", "indicate", "often", "target", "future", "likely", "pending", "potential", "encouraging", "goal", "objective", "prospective", "possibly", "preliminary", and similar expressions, or that events or conditions "will", "would", "may", "can", "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company's ability to complete exploration and drilling programs as expected, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration results and the results of the metallurgical testing program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management's Discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.